press release

ArcelorMittal reaches agreement with Liberty House for the sale of its steelmaking facilities in Czech Republic, Romania, Macedonia and Italy

12 October 2018 – ArcelorMittal (‘the Company’) today announces that it has received a binding offer from Liberty House Group for the acquisition of ArcelorMittal Ostrava (Czech Republic), ArcelorMittal Galati (Romania), ArcelorMittal Skopje (Macedonia) and ArcelorMittal Piombino (Italy). The four assets are part of a divestment package the Company agreed with the European Commission (‘EU’) during its merger control investigation into the Company’s acquisition of Ilva S.p.A (‘Ilva’).

Transaction closing is subject to the completion of the Company’s acquisition of Ilva, and conditional on EU approval and the conclusion of information consultations with local and European Works Councils.

Negotiations are ongoing with parties regarding the sale of the other assets – ArcelorMittal Dudelange in Luxembourg, and several finishing lines in Liege, Belgium – included in the divestment package.